UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

TURQUOISE HILL RESOURCES LTD.

(formerly Ivanhoe Mines Ltd.)

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

900435108

(CUSIP Number)

Steven Allen, Company Secretary

6 St James’s Square

London SW1Y 4AD

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

+1 212 558-4000

January 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 900435108	SCHEDULE 13D	Page 2 of 18 pages

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 102,196,643 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 102,196,643 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,196,643 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 2 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 3 of 18 pages

1	NAMES OF REPORTING PERSONS Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,947,833 (see Item 5 )
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,947,833 (see Item 5 )

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,947,833 (see Item 5 )
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6 percent (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Page 3 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 4 of 18 pages

1	NAMES OF REPORTING PERSONS 7999674 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,510,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 4 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 5 of 18 pages

1	NAMES OF REPORTING PERSONS 46117 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,228,810 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,228,810 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,228,810 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 5 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 6 of 18 pages

1	NAMES OF REPORTING PERSONS 535630 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,510,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,510,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 6 of 18 Pages

Item 1. Security and Issuer

This Amendment No. 26 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013, July 9, 2013, August 14, 2013, August 28, 2013, January 13, 2015, September 14, 2020 and April 9, 2021 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, 7999674 Canada Inc., a company incorporated under the laws of Canada, 46117 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada, and 535630 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada.

Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. 7999674 Canada Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 46117 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 535630 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares.

The principal executive office of Rio Tinto is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of RTIH is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of 7999674 Canada Inc. is located at 400-1190 Ave. Des Canadiens-De-Montreal, Montreal, H3B 0E3, Canada. The principal executive office of 46117 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The principal executive office of 535630 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Rio Tinto Companies are party to a Joint Filing Agreement, dated January 15, 2014, a copy of which is filed with this Schedule 13D as Exhibit B, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 7 of 18 Pages

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 24, 2022, RTIH entered into an amended and restated Heads of Agreement with the Company (the “HoA”) providing for an updated funding plan (the “Funding Plan”) for the completion of the Company’s Oyu Tolgoi (OT) Underground Project in Mongolia (the “Project”). The Funding Plan in the HoA addresses the forecasted remaining underground capital expenditure of approximately US$1.8 billion (the “Anticipated Funding Requirement”). The Anticipated Funding Requirement is based on the terms of the HoA and current anticipated copper prices, among other factors, and does not include funding, if any, which may become required to secure a long-term source of power.

The Funding Plan reflected in the HoA replaces the arrangements established in the Heads of Agreement, dated April 9, 2021, between RTIH and the Company.

The key elements under the HoA as amended and restated include:

•	pursuing the rescheduling of principal repayments of existing OT project finance to potentially reduce the OT funding requirement by up to $1.7 billion;

•

seeking to raise up to $500 million of senior supplemental debt at OT from selected international financial institutions which could be put in place after sustainable underground production is achieved;

•

Rio Tinto providing a co-lending project finance facility to OT of up to $750 million to be made available after sustainable underground production is achieved (with up to $300 million of such amount being available under a short-term secured advance directly to the Company pending such co-lending); and

•	the Company agreeing to conduct equity or rights offerings to raise up to $1.5 billion (with an initial offering of at least $650 million by no later than August 31, 2022).

The re-profiling of the existing OT project finance and any additional senior supplemental debt at OT will be subject to availability and terms and conditions being acceptable to Rio Tinto and the Company.

The HoA is part of a comprehensive package, under which the Company will waive the $2.4 billion carry account loan to Erden Oyu Tolgoi (“EOT”), which is wholly owned by the Government of Mongolia in full. This loan comprised the amount of common share investments in Oyu Tolgoi LLC that were funded by the Company on behalf of EOT to build the project to date, together with $1.0 billion in accrued interest. The Mongolian Government and Parliament have approved this comprehensive package. An additional element of the comprehensive package is that the parties will advance discussions over the coming months on termination of the Underground Mine Development and Financing Plan (May 2015) in parallel with constructive discussion in relation to the international tax arbitration in order to resolve outstanding issues through negotiation

The foregoing description of the HoA is not complete and is qualified in its entirety by reference to the HoA, which is attached as Exhibit A hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Rio Tinto beneficially owns 102,196,643 Shares, representing 50.8 percent of the outstanding Shares. Such Shares are held by Rio Tinto indirectly through RTIH (as to 43,947,833 Shares, representing 21.6 percent of the outstanding Shares, which are also beneficially owned by RTIH), indirectly through 7999674 Canada Inc. (as to 21,510,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 7999674 Canada Inc.), indirectly through 46117 Yukon Inc. (as to 15,228,810 Shares, representing 7.6 percent of the outstanding Shares, which are also beneficially owned by 46117 Yukon Inc.) and indirectly through 535630 Yukon Inc. (as to 21,510,000 shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 535630 Yukon Inc.).

Page 8 of 18 Pages

Rio Tinto has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.

Rio Tinto also has the right, subject to the terms and conditions of its financing support agreement with TRQ, to require that TRQ effect an equity contribution by way of private placement of Shares to Rio Tinto or a rights offering in the event a fact or circumstance occurs which (i) affects or could reasonably be expected to affect TRQ’s ability to meet its obligations under the sponsor debt service undertaking that TRQ entered into with Rio Tinto, the project lenders and agents representing such lenders or (ii) gives rise to an event of default or completion default under the agreements entered into in connection with the OT project finance facility.

The percentages of Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Rio Tinto Companies are based on 201,231,430 outstanding Shares as of March 26, 2021, as disclosed by the Company in its Notice of Annual Meeting of Shareholders and Management Proxy Circular attached as an Exhibit to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021.

In addition, with respect to each of the Rio Tinto Companies, each of the Rio Tinto Companies shares voting power and dispositive power with respect to the Shares beneficially owned by such person.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure set forth in response to Item 4 is hereby incorporated by reference in this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022.

B	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.[1]

C	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated September 9, 2020.[2]

[1]	Filed as an exhibit to the amended Schedule 13D on April 9, 2021.
[2]	Filed as an exhibit to the amended Schedule 13D on September 14, 2020.

Page 9 of 18 Pages

Exhibit Number	Description

D	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.[3]

E	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[4]

F	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited.[4]

G	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited.[4]

H	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[5]

I	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[5]

J	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[6]

K	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[6]

L	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010.[7]

M	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011.[8]

N	Press Release dated August 24, 2011.[9]

O	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012.[10]

P	Press Release dated January 24, 2012.[10]

Q	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012.[11]

R	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012.[12]

S	Press Release dated July 30, 2012.[13]

T	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.[14]

U	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013.[15]

V	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013.[16]

W	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.[17]

X	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.[17]

[3]	Filed as an exhibit to the amended Schedule 13D on January 15, 2014.
[4]	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
[5]	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
[6]	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
[7]	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
[8]	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
[9]	Filed as an exhibit to the amended Schedule 13D on August 25, 2011.
[10]	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
[11]	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
[12]	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
[13]	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
[14]	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[15]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
[16]	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[17]	Filed as an exhibit to the amended Schedule 13D on August 28, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

Page 10 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022

Rio Tinto plc

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Company Secretary

Rio Tinto International Holdings Limited

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Director

7999674 Canada Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

46117 Yukon Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

535630 Yukon Inc.

By:	/s/ Julie Parent
	Name:	Julie Parent
	Title:	Secretary

Page 11 of 18 Pages

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Simon Thompson	Chairman of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Jakob Stausholm	Chief Executive, Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Peter Cunningham	Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Megan Clark AC	Company Director	Level 7, 360 Collins Street Melbourne VIC 3000 Australia	Australia

Simon Henry	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Sam Laidlaw	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Hinda Gharbi	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Ben Wyatt	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Simon McKeon AO	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Jennifer Nason	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United States / Australia

Ngaire Woods CBE	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Page 12 of 18 Pages

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Jakob Stausholm	Chief Executive	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Bold Baatar	Chief Executive, Copper	6 St James’s Square London SW1Y 4AD United Kingdom	Mongolia

Alf Barrios	Chief Commercial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	Spain / United States

Peter Cunningham	Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Mark Davies	Chief Technical Officer	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Isabelle Deschamps	Chief Legal Officer & External Affairs	6 St James’s Square London SW1Y 4AD United Kingdom	Canada

Sinead Kaufman	Chief Executive, Minerals	6 St James’s Square London SW1Y 4AD United Kingdom	Ireland /Australia

James Martin	Chief People Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Kellie Parker	Chief Executive Australia	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Arnaud Soirat	Chief Operating Officer	6 St James’s Square London SW1Y 4AD United Kingdom	France

Simon Trott	Chief Executive, Iron Ore	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Ivan Vella	Chief Executive, Aluminum	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Page 13 of 18 Pages

Rio Tinto International Holdings Limited

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Matthew Cox	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Steven Allen	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

John Kiddle	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Rio Tinto Secretariat Limited	Secretary	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

7999674 Canada Inc.

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Page 14 of 18 Pages

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

46117 Yukon Inc.

Director and Executive Officer

Name	Present Principal Occupation	Business Address	Citizenship

Director

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Page 15 of 18 Pages

535630 Yukon Inc.

Director and Executive Officer

Name	Present Principal Occupation	Business Address	Citizenship

Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship

Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Page 16 of 18 Pages

EXHIBIT INDEX

Exhibit Number	Description

A	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated January 24, 2022.

B	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.[1]

C	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, September 9, 2020.[2]

D	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc.[3]

E	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited[4]

F	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited[4]

G	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited[4]

H	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[5]

I	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[5]

J	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[6]

K	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.[6]

L	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010[7]

M	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011[8]

N	Press Release dated August 24, 2011[9]

[1]	Filed as an exhibit to the amended Schedule 13D on April 9, 2021.
[2]	Filed as an exhibit to the amended Schedule 13D on September 14, 2020.
[3]	Filed as an exhibit to the amended Schedule 13D on January 15, 2014.
[4]	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
[5]	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
[6]	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
[7]	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
[8]	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
[9]	Filed as an exhibit to the amended Schedule 13D on August 25, 2011.

Page 17 of 18 Pages

Exhibit Number	Description

O	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012[10]

P	Press Release dated January 24, 2012[10]

Q	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012[11]

R	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012[12]

S	Press Release dated July 30, 2012[13]

T	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.[14]

U	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013[15]

V	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013[16]

W	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.[17]

X	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.[17]

[10]	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
[11]	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
[12]	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
[13]	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
[14]	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[15]	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
[16]	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
[17]	Filed as an exhibit to the amended Schedule 13D on August 28, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

Page 18 of 18 Pages